UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Termination of Forward Purchase Agreement

As previously disclosed, on July 27, 2023, ESGL Holdings Limited (the “Company”), Genesis Unicorn Capital Corp. (“GUCC”) and Environmental Solutions Group Holdings Limited (“ESGH”) entered into an agreement (the “Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”). Pursuant to the Forward Purchase Agreement, the Sellers purchased shares of GUCC common stock from stockholders of GUCC that elected to exercise their option to redeem their shares in connection with the business combination among the Company, GUCC, ESGH and the other parties named therein that was consummated on August 3, 2023. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Forward Purchase Agreement.

On March 14, 2024, the Company received a Number of Shares Adjustment notice from Vellar indicating that the Number of Shares Adjustment is equal to 2,147,359 Shares, determined by Vellar to be a number of shares with actual aggregate proceeds equal to the Additional Funds Vellar provided to the Company pursuant to a Funding Election (i.e., $1,000,000). In addition, the Company received a termination notice from Vellar, dated March 14, 2024, notifying the Company that the Valuation Date with Vellar shall be deemed to be March 15, 2024, as a result of the occurrence of a VWAP Trigger Event caused by the Company’s VWAP being less than $1.00 per share for 20 trading days during a 30 consecutive trading day-period. Following the conclusion of the Valuation Period, the Settlement Amount will be determined. If the Settlement Amount is a negative number, then neither Vellar nor the Company shall be liable to the other party for any payment under the Forward Purchase Agreement. Upon the Valuation Date, the obligations of Vellar and the Company under the Forward Purchase Agreement shall terminate. As previously disclosed, on or about December 4, 2023, the Company and ARRT mutually agreed to terminate the Forward Purchase Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: March 21, 2024